東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)



03032536

22nd September, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of the announcement dated 19th September, 2003 of the Company in respect of the interim results for the six months ended 30th June, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Company Secretary
Encls.

dlw10/7

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003

UNAUDITED INTERIM RESULTS

The Board of Directors of ONFEM Holdings Limited (the "Company") herewith announces the unaudited condensed consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 together with comparative figures of the corresponding period in 2002. The interim condensed consolidated accounts have not been audited but have been reviewed by the audit committee of the Company.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2003

	Note	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
TURNOVER	2	92,408	123,022
Cost of sales		(70,101)	(107,839)
GROSS PROFIT		22,307	15,183
Other revenues		4,623	6,612
Distribution costs		(5,384)	(1,216)
Administrative expenses		(39,430)	(63,620)
Other operating expenses		(1,087)	(1,004)
Loss on revaluation of investment properties		(17,390)	(10,000)
Gain on liquidation of a subsidiary		339	–
Provision for loan to intermediate holding company		–	(331)
LOSS FROM OPERATIONS	3	(36,022)	(54,376)
Finance costs		(3,469)	(3,502)
LOSS BEFORE TAXATION		(39,491)	(57,878)
Taxation	5	(146)	(1,000)
LOSS AFTER TAXATION		(39,637)	(58,878)
Minority interests		(779)	376
NET LOSS FOR THE PERIOD		(40,416)	(58,502)
Basic loss per share (HK cents)	7	(5.23)	(7.58)

NOTES TO ACCOUNTS

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The interim accounts are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants.

The unaudited condensed consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2002 annual accounts, with the exception of changes in accounting policy to comply with SSAP 12 *(revised)* *"Income Taxes" issued* by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1 January 2003.

On adoption of the revised SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

3 LOSS FROM OPERATIONS

Loss from operations is stated after charging (crediting) the following:

	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
Depreciation on:		
Owned property, plant and equipment	1,458	2,239
Leased property, plant and equipment	83	129
Loss (Gain) on disposal of property, plant and equipment	40	(1,103)
Provision for liquidation fees of subsidiaries	4,877	-
Operating leases rental	1,681	1,617
Provision for bad and doubtful debts	2,143	9,371
Exchange gains	(5,669)	(3,153)
Unrealised gain on revaluation of trading securities	(1,802)	(656)
Gross rental and management fee income from investment properties	(5,622)	(5,017)

4 STAFF COSTS

	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
Including emoluments of the Directors of the Company:		
Salaries and wages	18,841	34,600
Pension costs – defined contribution plans	745	862
(Reversal of provision for) Provision for long service payment	(39)	1,903
	19,547	37,365

The decrease in staff costs was mainly due to the *decline in the staff force as a result of the reduction* in the size of operations of Condo (as defined hereunder) and Polycrown (as defined hereunder).

5 TAXATION

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit during the period. Taxation on overseas profits has been calculated on the estimated assessable *profit for the period at the rates prevailing in* the countries in which the Group operates.

The amount of taxation charged to the *condensed consolidated profit and loss account represents:*

	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
The charges comprises:		
Hong Kong profits tax	–	–
Overseas taxation	146	1,000
	146	1,000

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of this standard has had no material effect on the results for the prior accounting periods. Accordingly, no prior period adjustment is required.

2 SEGMENT INFORMATION

(a) Business segments

The Group's operations comprise the following main business segments:

Construction and engineering contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical engineering and other contracting businesses.
Manufacturing and trading:	Manufacturing and trading of oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Securities investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

An analysis of the Group's revenue and results for the period by business segments is as follows:

	Six months ended 30 June													
	Construction and engineering contracts		Manufacturing and trading		Property leasing		Property development		Securities investment & trading		Elimination		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)	
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
REVENUE														
Sales to external customers	54,825	85,971	28,344	27,018	5,622	5,017	-	5,016	3,617	-	-	-	92,408	123,022
Inter-segment sales	-	-	1,069	21,668	-	-	-	-	-	-	(1,069)	(21,668)	-	-
	54,825	85,971	29,413	48,686	5,622	5,017	-	5,016	3,617	-	(1,069)	(21,668)	92,408	123,022
RESULT														
Segment result	(18,274)	(35,716)	343	(5,701)	(12,725)	(6,401)	310	479	5,266	334	-	-	(25,080)	(47,005)
Unallocated corporate expenses, net													(10,942)	(7,371)
Loss from operations													(36,022)	(54,376)
Finance costs													(3,469)	(3,502)
Taxation													(146)	(1,000)
Minority interests													(779)	376
Loss attributable to shareholders													(40,416)	(58,502)

(b) Geographical segments

The Group's business is managed on a worldwide basis, but it takes place in four principal economic environments. Hong Kong and Macau, and the People's Republic of China (other than Hong Kong and Macau) ("China") are the major markets for all the Group's business, except that a small portion of its income is derived from Australia and other Southeast Asian countries.

Segment turnover is based on the geographical locations of the customers.

	Six months ended 30 June									
	Hong Kong & Macau		China		Australia		Southeast Asian countries		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)	
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	59,250	76,100	33,000	41,723	-	5,016	158	183	92,408	123,022
Loss (Profit) from operations	27,125	22,710	9,621	32,173	(706)	(479)	(18)	(28)	36,022	54,376

6 DIVIDEND

The Directors of the Company have resolved not to make payment of an interim dividend for the six months ended 30 June 2003 (30 June 2002: Nil).

7 LOSS PER SHARE

Basic loss per share is calculated based on the unaudited consolidated loss attributable to ordinary shareholders of approximately HK$40,416,000 (30 June 2002: HK$58,502,000) and the weighted average number of 772,181,783 shares (30 June 2002: 772,181,783 shares) in issue during the period.

No diluted loss per share is presented as there were no dilutive potential ordinary shares in existence during the six months ended 30 June 2003.

8 CONTINGENT LIABILITIES

At 30 June 2003, there were contingent liabilities in respect of the following:

(a) The Group undertook to discharge the obligations of a bank if arising from the performance bonds issued by the bank in respect of the Group's construction contract amounted to approximately HK$11,684,000 (31 December 2002: HK$15,840,000).

(b) The Company had outstanding corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounted to approximately HK$106,900,000 (31 December 2002: HK$106,900,000).

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and China. In respect of such projects the Group could have potential additional charges arising from the related tax payables. Since the amount of the potential additional charges, if any, cannot be reliably determined, no provision was made by the Group.

(d) The Group has outstanding litigations with claims made by third parties of approximately HK$18,699,000 (31 December 2002: HK$12,440,000) in respect of contract works and no provision has been made by the Group.

9 SUBSEQUENT EVENTS

On 8 September 2003, an adjourned hearing was held at the High Court of Hong Kong (the "Court") and winding-up orders against Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC"), both are 52%-owned subsidiaries of the Company, respectively were made by the Court on the same date. The two banking facilities granted to CCW and CEC (as referred to in the Company's announcement dated 11 September 2003 regarding the Debt Restructuring Proposals) with outstanding amounts of approximately HK$5 million (being the balance of the relevant banking facility subsequent to the repayment by the Company of approximately HK$45,833,000 to the relevant bank creditor on 1 April 2003) and HK$7 million respectively have already been fully secured by either asset or cash deposit of the Group. The winding-up of CCW and/or CEC may result in the banks' realisation of the secured asset or cash deposit but is otherwise not expected to have any material adverse impact on the financial position of the Group.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL PERFORMANCE

The unaudited consolidated turnover of ONFEM Holdings Limited (the "Company") and its subsidiaries (collectively, the "Group") for the period under review amounted to approximately HK$92.4 million, representing a decrease of 25% as compared to the corresponding period last year; whereas, loss attributable to shareholders decreased by 31% from approximately HK$58.5 million during the corresponding period last year to approximately HK$40.4 million this year.

The Group has instituted efforts to reduce staff cost, raise overall profit margin and shorten debt collection period. Currently, the Group is mainly engaged in three principal business, namely, manufacturing and trading, specialised construction contracting and property development and leasing. The Group will continue to explore new business opportunities to bring in additional sources of income in the future.

BUSINESS REVIEW

1. Manufacturing and Trading

The segment is mainly engaged in the manufacturing and trading of two types of products, industrial lubricant products and doors and timber products respectively. Turnover of the segment increased 5% to approximately HK$28.3 million as compared to the corresponding period last year, comprising 31% of the consolidated turnover (30 June 2002: 22%). The business turned around from a loss of approximately HK$5.7 million during the first half of 2002 to a profit of approximately HK$0.3 million during the same period this year.

i) *Industrial Lubricant Products*

During the period under review, the turnover of this sub-segment decreased by 2% as compared to the corresponding period in 2002. Of this turnover, 81% came from China, 18% came from Hong Kong and the rest came from Southeast Asia. As a result of the SARS outbreak which had wide impact on the economies of China, Hong Kong, Southeast Asia and other parts of the world, the operating environment deteriorated during the period under review. The effects of these negative factors have resulted in decrease in turnover as customers delayed or even cancelled their orders.

During the period, the Group has consolidated its sales structure, strengthen its relationship with major customers and reach out to new customers and prospects. With regard to new product development, the Group seized the opportunities arising from the increased demand for cleaning products during the SARS outbreak. It successfully launched a series of cleaning products. During the year, the Group also obtained the distribution rights for a full range of Hangsterfer's products, a leading metal working lubricant manufacturer from the United States of America, and Rite-Lok adhesives from Chemence of the United Kingdom, for Hong Kong, Macau and China regions. This enhanced the Group's competitiveness in the high-end metal working product market. The Group is also actively exploring cooperation opportunities with suppliers to develop quality new products in order to be more cost effective and efficient.

In the second half of 2003, it will focus on promoting its new products, further establish its brand name through participation in industrial products exhibitions in Dongguan and Shanghai in China and Thailand. The Group expects that the performance of this sub-segment will improve along with the gradual recovery of the manufacturing sector in Southern China.

ii) *Doors and Timber Products*

Turnover of this sub-segment amounted to approximately HK$4.2 million during the period, representing an increase of 77% as compared to the same period last year. Of this turnover, 77% came from China and 23% from Hong Kong. Considering the demand in the door products market in China, the Group is currently restructuring this sub-segment to place the door products as its core products with a range of timber products as its secondary product line.

The Group received two major contracts with Phase II of Shanghai Shimao Riviera Garden (上海世茂濱江花園), the tallest residential complex in China, and The Sky Castle (深圳擎天華庭), the tallest residential building in Shenzhen during the period under review, for the provision and installation of fire-rated security doors. The winning of both contracts, together with the established Bridgman Door sales point in major construction materials supermarkets in China, signified that Bridgman Door has been recognised as one of the brand names in China, and the Group is expanding from project based model to a retail-driven business.

2. **Specialised Construction Contracting**

The specialised construction contracting segment, operated by three groups of subsidiaries, namely, the Enful Group ("Enful"), the Polycrown Group ("Polycrown") and the Condo Group ("Condo"), contributes the Group's major revenue stream. Sales revenues amounted to approximately HK$54.8 million, a 36% decrease compared to the corresponding period last year. The sales revenue contribution from this business to the total turnover of the Group also decreased from 70% in the first half of 2002 to 59% in the same period this year. However, the segmental loss from this business also decreased from approximately HK$35.7 million to approximately HK$18.3 million this year, mainly due to the decrease in project provisions and staff costs. During the period, the Group has reallocated its resources to ensure projects under construction are running smoothly and restructuring of the individual subsidiary companies are carried out at the same time.

i) *Enful*

The majority of Enful's revenues in this business came from Hong Kong. A number of construction and environmental protection projects awarded in 2002 are expected to be completed by the end of 2003. These include environmental and acoustic projects for the West Rail Tin Shui Wai Station in Hong Kong. The operational progress of various projects was affected by SARS to varying degrees. Price wars initiated by business rivals resulted in decrease in turnover. Enful's turnover in this segment, therefore, decreased 88% to approximately HK$4.0 million during the period under review as compared to the corresponding period last year.

The Group has actively developed several related businesses, such as environmental protection materials and engineering projects. In addition to existing target markets, Enful has also established sales networks in Beijing, Shanghai, Shenzhen and Guangzhou in order to expand its market coverage.



PROSPECTS

The Directors of the Company believes that market demand suppressed during the SARS crisis would bounce back in the third quarter. The performance of the manufacturing and trading businesses should also improve. As such, the Group will further strengthen the competitiveness of its industrial lubricant products sub-segment. In addition, the Group expects the construction of Hong Kong-Zhuhai-Macau Bridge will benefit the Haitian Garden project development.

Looking ahead, the Group anticipates a positive outlook along with the improved business environment. The Group will develop on its competitive advantages in China, and seize opportunities arising from the 2008 Beijing Olympics, the 2010 Shanghai World Expo as well as the construction of Hong Kong-Zhuhai-Macau Bridge. The Board of Directors is pleased to see the loss has been reduced.

The Group will further enhance its corporate governance, continue to restructure its business and raise operational efficiencies.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30 June 2003, the gearing ratio of the Group, representing a ratio of total borrowings to total assets, was maintained at 11.4% (31 December 2002: 14.3%). Cash and bank deposits, as at 30 June 2003, amounted to approximately HK$216.2 million (31 December 2002: HK$210.6 million).

The Group obtained its source of fund through various means in order to maintain a balance between cost and risk. Apart from the fund generated from normal operations and the cash and bank deposits, the Group obtained financial resources from bank borrowings, finance lease obligations and loan from a minority investor which amounted to approximately HK$94.5 million (31 December 2002: HK$130.9 million), HK$0.2 million (31 December 2002: HK$0.2 million) and HK$4.2 million (31 December 2002: HK$3.3 million) respectively as at 30 June 2003.

The bank borrowings denominated in Renminbi ("RMB") were approximately RMB38.6 million (31 December 2002: RMB38.6 million) while the remaining balances were denominated in Hong Kong dollars. Except an approximately RMB28.6 million bank loan with fixed interest rate, all the Group's bank borrowings are on a floating rate basis.

Capital commitments of the Group are to be partly financed by bank borrowings.

FINANCIAL RISKS AND MANAGEMENT

The Group's strategies towards financial risk management include diversification of funding sources and extension of credit periods. For the period ended 30 June 2003, finance costs maintained at approximately HK$3.5 million (30 June 2002: HK$3.5 million).

The total borrowings of the Group as at 30 June 2003 amounted to approximately HK$98.9 million (31 December 2002: HK$134.4 million). The borrowings were repayable as follows:

	30 June 2003 (Unaudited) HK$'000	31 December 2002 (Audited) HK$'000
Within one year	**98,861**	134,364
In the second year	**-**	58
	98,861	134,422

EXPOSURE TO FLUCTUATION IN EXCHANGE RATES

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US dollars. Given that the exchange rates of Hong Kong dollar against RMB and US dollar are stable, no hedging or other alternative measures have been implemented by the Group. As at 30 June 2003, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

ii) Polycrown

Polycrown's turnover amounted to approximately HK$41.5 million during the period under review, representing an decrease of 6% as compared to the same period last year. The turnover consisted of a contribution of 98% from Hong Kong and 2% from China.

In view of the sluggish economic environment in Hong Kong, Polycrown participated in relatively few new tender projects. The majority of Polycrown's electrical and mechanical engineering projects have been completed. The Kwai Chung Container Port-Terminal 9 is the remaining major project on hand, with completion expected in mid 2005.

Polycrown's management has adopted a number of measures to reduce costs and to stabilise its operations during the first half of the year. Polycrown also stepped up its efforts in the collection of its accounts receivable to maintain cashflow for its daily operations. Nevertheless, the Group foresees that Polycrown still has to face a number of challenges in its near future operations.

iii) Condo

Although the outbreak of SARS in Hong Kong and China affected the progress of projects under construction, sales revenues from Condo posted an increase of 10% when comparing with the corresponding period in 2002, to approximately HK$9.3 million during the six months ended 30 June 2003. Losses decreased substantially as both gross and net profit margins have been improved.

Since two subsidiaries of Condo had failed to repay their debt, individual creditors took legal action against both companies by demanding winding-up of these companies. Despite the Group's continuous efforts to restructure these companies' debts, the said subsidiaries went into liquidation as agreement could not be reached with certain minority shareholders.

During the period, the management continues to maintain the operation of Condo by focusing on debt collections, strengthening supervision and control in order to carry out those existing projects, such as Tianjin Xinda Plaza and Shanghai German Centre projects on schedule.

3. Property Development and Leasing

The business mainly comprises Haitian Garden in Zhuhai, China, a residential complex under development, and ONFEM Tower in Hong Kong for leasing purpose. Revenues from the property development and leasing business for the six months ended 30 June 2003 amounted to approximately HK$5.6 million, representing a decline of 44% as compared to the previous year. These revenues accounted for 6% of the Group's total turnover (30 June 2002: 8%). During the period under review, a revaluation loss of approximately HK$17.4 million was recognised (30 June 2002: HK$10.0 million). This business therefore continued to post a widening loss, from approximately HK$5.9 million during the first half of 2002, to approximately HK$12.4 million this year.

i) ONFEM Tower, 29 Wyndham Street, Central

For the period ended 30 June 2003, the occupancy rate of ONFEM Tower was approximately 84%. The Group considers this occupancy rate encouraging under the current difficult market situation. The average rental charges and quality of tenants are satisfactory, with a number of tenants being multinational companies. ONFEM Tower, together with the Group's other investment properties, recorded a turnover of approximately HK$5.6 million, representing a surge of 12%. The Group adopted a series of measures to increase the value of ONFEM Tower, which included the appointment of a reputable property management company to offer professional property management advisory services, and the commencement of internal maintenance work for the property. The Group will continue to strengthen its management in ONFEM Tower to ensure a stable source of income.

ii) Haitian Garden, Zhuhai, China

Both substructure construction and inspection works for the project have been completed. Since the project is still under construction, it has not yet contributed any recognisable profits to the Group.

Considering the project's superior geographical locations and the favourable market environment that may be derived from the construction proposal of Hong Kong-Zhuhai-Macau Bridge(港珠澳大橋), the Group has revised the project design in order to offer luxury properties with its magnificent outlook, comprehensive facilities and panoramic sea view.

CHARGES ON GROUP ASSETS

As at 30 June 2003, the Group pledged certain investment properties and land and buildings with an aggregate carrying amount of approximately HK$190.4 million (31 December 2002: HK$206.4 million) as collateral for the Group's banking facilities. Besides, fixed deposits amounted to approximately HK$71.3 million (31 December 2002: HK$101.6 million) have been pledged by the Group as securities for general banking facilities and issuance of performance bonds. Certain inventories of the Group were held under trust receipt loan arrangements.

CONTINGENT LIABILITIES

Details of the contingent liabilities of the Company and the Group are set out in Note 8 to the accounts.

EMPLOYEES

As at 30 June 2003, the Group employed 445 staff (30 June 2002: 664 staff). The total remunerations and benefits of the Directors of the Company and staff for the period ended 30 June 2003 were approximately HK$19.5 million (30 June 2002: HK$37.4 million). The Group adopts a remuneration policy in line with market practice.

INFORMATION RELATING TO SHARE OPTION SCHEME

On 29 May 2003, the Company adopted a new share option scheme (the "New Scheme") which is in compliance with Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). No options have been granted under the New Scheme since its adoption. On the same day, the old share option scheme adopted by the Company on 30 September 1993 (the "Old Scheme") was terminated. There were no outstanding options granted under the Old Scheme.

Details of the New Scheme will be set out in the 2003 Interim Report of the Company.

AUDIT COMMITTEE

The audit committee of the Company currently includes three Independent Non-executive Directors namely, Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel. Its principal duties include the review of the Group's financial information, assessing internal control and risk management procedures in place and monitoring internal and external audit coverage to ensure all key risk areas are considered. The audit committee has reviewed the unaudited interim condensed consolidated accounts for the six months ended 30 June 2003.

CODE OF BEST PRACTICE

The Directors of the Company are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the period during the six months ended 30 June 2003 in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the Non-executive Directors of the Company are not appointed for specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2003, there was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries.

PUBLICATION OF DETAILED INTERIM RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed interim results announcement containing all the information in respect of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) in due course.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 19 September 2003



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003

UNAUDITED INTERIM RESULTS

The Board of Directors of ONFEM Holdings Limited (the "Company") herewith announces the unaudited condensed consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 together with comparative figures of the corresponding period in 2002. The interim condensed consolidated accounts have not been audited but have been reviewed by the audit committee of the Company.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2003

	Note	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
TURNOVER	2	**92,408**	123,022
Cost of sales		**(70,101)**	(107,839)
GROSS PROFIT		**22,307**	15,183
Other revenues		**4,623**	6,612
Distribution costs		**(5,384)**	(1,216)
Administrative expenses		**(39,430)**	(63,620)
Other operating expenses		**(1,087)**	(1,004)
Loss on revaluation of investment properties		**(17,390)**	(10,000)
Gain on liquidation of a subsidiary		**339**	–
Provision for loan to intermediate holding company		–	(331)
LOSS FROM OPERATIONS	3	**(36,022)**	(54,376)
Finance costs		**(3,469)**	(3,502)
LOSS BEFORE TAXATION		**(39,491)**	(57,878)
Taxation	5	**(146)**	(1,000)
LOSS AFTER TAXATION		**(39,637)**	(58,878)
Minority interests		**(779)**	376
NET LOSS FOR THE PERIOD		**(40,416)**	(58,502)
Basic loss per share (HK cents)	7	**(5.23)**	(7.58)

NOTES TO ACCOUNTS

1 **BASIS OF PREPARATION AND ACCOUNTING POLICIES**

The interim accounts are prepared in accordance with Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants.

The unaudited condensed consolidated accounts have been prepared on a basis consistent with the principal accounting policies adopted in the 2002 annual accounts, with the exception of changes in accounting policy to comply with SSAP 12 (revised) "Income Taxes" issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1 January 2003.

On adoption of the revised SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against

3 **LOSS FROM OPERATIONS**

Loss from operations is stated after charging (crediting) the following:

	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
Depreciation on:		
Owned property, plant and equipment	**1,458**	2,239
Leased property, plant and equipment	**83**	129
Loss (Gain) on disposal of property, plant and equipment	**40**	(1,103)
Provision for liquidation fees of subsidiaries	**4,877**	-
Operating leases rental	**1,681**	1,617
Provision for bad and doubtful debts	**2,143**	9,371
Exchange gains	**(5,669)**	(3,153)
Unrealised gain on revaluation of trading securities	**(1,802)**	(656)
Gross rental and management fee income from investment properties	**(5,622)**	(5,017)

4 **STAFF COSTS**

	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
Including emoluments of the Directors of the Company:		
Salaries and wages	**18,841**	34,600
Pension costs – defined contribution plans	**745**	862
(Reversal of provision for) Provision for long service payment	**(39)**	1,903
	19,547	37,365

The decrease in staff costs was mainly due to the decline in the staff force as a result of the reduction in the size of operations of Condo (as defined hereunder) and Polycrown (as defined hereunder).

5 **TAXATION**

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit during the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates prevailing in the countries in which the Group operates.

The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
The charges comprises:		
Hong Kong profits tax	–	–
Overseas taxation	**146**	1,000
	146	1,000

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of this standard has had no material effect on the results for the prior accounting periods. Accordingly, no prior period adjustment is required.

2 SEGMENT INFORMATION

(a) **Business segments**

The Group's operations comprise the following main business segments:

Construction and engineering contracts:	Design and installation of curtain walls and aluminium windows, as well as construction work related to electrical and mechanical engineering and other contracting businesses.
Manufacturing and trading:	Manufacturing and trading of oil and chemical products, doors and fire proof materials.
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Securities investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

An analysis of the Group's revenue and results for the period by business segments is as follows:

	Six months ended 30 June													
	Construction and engineering contracts		Manufacturing and trading		Property leasing		Property development		Securities investment & trading		Elimination		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)	
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
REVENUE														
Sales to external customers	54,825	85,971	28,344	27,018	5,622	5,017	-	5,016	3,617	-	-	-	92,408	123,022
Inter-segment sales	-	-	1,069	21,668	-	-	-	-	-	-	(1,069)	(21,668)	-	-
	54,825	85,971	29,413	48,686	5,622	5,017	-	5,016	3,617	-	(1,069)	(21,668)	92,408	123,022
RESULT														
Segment result	(18,274)	(35,716)	343	(5,701)	(12,725)	(6,401)	310	479	5,266	334	-	-	(25,080)	(47,005)
Unallocated corporate expenses, net													(10,942)	(7,371)
Loss from operations													(36,022)	(54,376)
Finance costs													(3,469)	(3,502)
Taxation													(146)	(1,000)
Minority interests													(779)	376
Loss attributable to shareholders													(40,416)	(58,502)

(b) **Geographical segments**

The Group's business is managed on a worldwide basis, but it takes place in four principal economic environments. Hong Kong and Macau, and the People's Republic of China (other than Hong Kong and Macau) ("China") are the major markets for all the Group's business, except that a small portion of its income is derived from Australia and other Southeast Asian countries.

Segment turnover is based on the geographical locations of the customers.

	Six months ended 30 June									
	Hong Kong & Macau		China		Australia		Southeast Asian countries		Total	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)	
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Turnover	59,250	76,100	33,000	41,723	-	5,016	158	183	92,408	123,022
Loss (Profit) from operations	27,125	22,710	9,621	32,173	(706)	(479)	(18)	(28)	36,022	54,376

6 DIVIDEND

The Directors of the Company have resolved not to make payment of an interim dividend for the six months ended 30 June 2003 (30 June 2002: Nil).

7 LOSS PER SHARE

Basic loss per share is calculated based on the unaudited consolidated loss attributable to ordinary shareholders of approximately HK$40,416,000 (30 June 2002: HK$58,502,000) and the weighted average number of 772,181,783 shares (30 June 2002: 772,181,783 shares) in issue during the period.

No diluted loss per share is presented as there were no dilutive potential ordinary shares in existence during the six months ended 30 June 2003.

8 CONTINGENT LIABILITIES

At 30 June 2003, there were contingent liabilities in respect of the following:

(a) The Group undertook to discharge the obligations of a bank if arising from the performance bonds issued by the bank in respect of the Group's construction contract amounted to approximately HK$11,684,000 (31 December 2002: HK$15,840,000).

(b) The Company had outstanding corporate guarantees to various banks in respect of banking facilities extended to certain subsidiaries amounted to approximately HK$106,900,000 (31 December 2002: HK$106,900,000).

(c) The Group has undertaken and performed electrical and mechanical engineering work for various customers in Hong Kong and China. In respect of such projects the Group could have potential additional charges arising from the related tax payables. Since the amount of the potential additional charges, if any, cannot be reliably determined, no provision was made by the Group.

(d) The Group has outstanding litigations with claims made by third parties of approximately HK$18,699,000 (31 December 2002: HK$12,440,000) in respect of contract works and no provision has been made by the Group.

9 SUBSEQUENT EVENTS

On 8 September 2003, an adjourned hearing was held at the High Court of Hong Kong (the "Court") and winding-up orders against Condo Curtain Wall Company Limited ("CCW") and Condo Engineering (China) Limited ("CEC"), both are 52%-owned subsidiaries of the Company, respectively were made by the Court on the same date. The two banking facilities granted to CCW and CEC (as referred to in the Company's announcement dated 11 September 2003 regarding the Debt Restructuring Proposals) with outstanding amounts of approximately HK$5 million (being the balance of the relevant banking facility subsequent to the repayment by the Company of approximately HK$45,833,000 to the relevant bank creditor on 1 April 2003) and HK$7 million respectively have already been fully secured by either asset or cash deposit of the Group. The winding-up of CCW and/or CEC may result in the banks' realisation of the secured asset or cash deposit but is otherwise not expected to have any material adverse impact on the financial position of the Group.

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL PERFORMANCE

The unaudited consolidated turnover of ONFEM Holdings Limited (the "Company") and its subsidiaries (collectively, the "Group") for the period under review amounted to approximately HK$92.4 million, representing a decrease of 25% as compared to the corresponding period last year; whereas, loss attributable to shareholders decreased by 31% from approximately HK$58.5 million during the corresponding period last year to approximately HK$40.4 million this year.

The Group has instituted efforts to reduce staff cost, raise overall profit margin and shorten debt collection period. Currently, the Group is mainly engaged in three principal business, namely, manufacturing and trading, specialised construction contracting and property development and leasing. The Group will continue to explore new business opportunities to bring in additional sources of income in the future.

BUSINESS REVIEW

1. Manufacturing and Trading

The segment is mainly engaged in the manufacturing and trading of two types of products, industrial lubricant products and doors and timber products respectively. Turnover of the segment increased 5% to approximately HK$28.3 million as compared to the corresponding period last year, comprising 31% of the consolidated turnover (30 June 2002: 22%). The business turned around from a loss of approximately HK$5.7 million during the first half of 2002 to a profit of approximately HK$0.3 million during the same period this year.

i) *Industrial Lubricant Products*

During the period under review, the turnover of this sub-segment decreased by 2% as compared to the corresponding period in 2002. Of this turnover, 81% came from China, 18% came from Hong Kong and the rest came from Southeast Asia. As a result of the SARS outbreak which had wide impact on the economies of China, Hong Kong, Southeast Asia and other parts of the world, the operating environment deteriorated during the period under review. The effects of these negative factors have resulted in decrease in turnover as customers delayed or even cancelled their orders.

During the period, the Group has consolidated its sales structure, strengthen its relationship with major customers and reach out to new customers and prospects. With regard to new product development, the Group seized the opportunities arising from the increased demand for cleaning products during the SARS outbreak. It successfully launched a series of cleaning products. During the year, the Group also obtained the distribution rights for a full range of Hangsterfer's products, a leading metal working lubricant manufacturer from the United States of America, and Rite-Lok adhesives from Chemence of the United Kingdom, for Hong Kong, Macau and China regions. This enhanced the Group's competitiveness in the high-end metal working product market. The Group is also actively exploring cooperation opportunities with suppliers to develop quality new products in order to be more cost effective and efficient.

In the second half of 2003, it will focus on promoting its new products, further establish its brand name through participation in industrial products exhibitions in Dongguan and Shanghai in China and Thailand. The Group expects that the performance of this sub-segment will improve along with the gradual recovery of the manufacturing sector in Southern China.

ii) *Doors and Timber Products*

Turnover of this sub-segment amounted to approximately HK$4.2 million during the period, representing an increase of 77% as compared to the same period last year. Of this turnover, 77% came from China and 23% from Hong Kong. Considering the demand in the door products market in China, the Group is currently restructuring this sub-segment to place the door products as its core products with a range of timber products as its secondary product line.

The Group received two major contracts with Phase II of Shanghai Shimao Riviera Garden (上海世茂濱江花園), the tallest residential complex in China, and The Sky Castle (深圳擎天華庭), the tallest residential building in Shenzhen during the period under review, for the provision and installation of fire-rated security doors. The winning of both contracts, together with the established Bridgman Door sales point in major construction materials supermarkets in China, signified that Bridgman Door has been recognised as one of the brand names in China, and the Group is expanding from project based model to a retail-driven business.

2. ***Specialised Construction Contracting***

The specialised construction contracting segment, operated by three groups of subsidiaries, namely, the Enful Group ("Enful"), the Polycrown Group ("Polycrown") and the Condo Group ("Condo"), contributes the Group's major revenue stream. Sales revenues amounted to approximately HK$54.8 million, a 36% decrease compared to the corresponding period last year. The sales revenue contribution from this business to the total turnover of the Group also decreased from 70% in the first half of 2002 to 59% in the same period this year. However, the segmental loss from this business also decreased from approximately HK$35.7 million to approximately HK$18.3 million this year, mainly due to the decrease in project provisions and staff costs. During the period, the Group has reallocated its resources to ensure projects under construction are running smoothly and restructuring of the individual subsidiary companies are carried out at the same time.

i) *Enful*

The majority of Enful's revenues in this business came from Hong Kong. A number of construction and environmental protection projects awarded in 2002 are expected to be completed by the end of 2003. These include environmental and acoustic projects for the West Rail Tin Shui Wai Station in Hong Kong. The operational progress of various projects was affected by SARS to varying degrees. Price wars initiated by business rivals resulted in decrease in turnover. Enful's turnover in this segment, therefore, decreased 88% to approximately HK$4.0 million during the period under review as compared to the corresponding period last year.

The Group has actively developed several related businesses, such as environmental protection materials and engineering projects. In addition to existing target markets, Enful has also established sales networks in Beijing, Shanghai, Shenzhen and Guangzhou in order to expand its market coverage.

PROSPECTS

The Directors of the Company believes that market demand suppressed during the SARS crisis would bounce back in the third quarter. The performance of the manufacturing and trading businesses should also improve. As such, the Group will further strengthen the competitiveness of its industrial lubricant products sub-segment. In addition, the Group expects the construction of Hong Kong-Zhuhai-Macau Bridge will benefit the Haitian Garden project development.

Looking ahead, the Group anticipates a positive outlook along with the improved business environment. The Group will develop on its competitive advantages in China, and seize opportunities arising from the 2008 Beijing Olympics, the 2010 Shanghai World Expo as well as the construction of Hong Kong-Zhuhai-Macau Bridge. The Board of Directors is pleased to see the loss has been reduced.

The Group will further enhance its corporate governance, continue to restructure its business and raise operational efficiencies.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30 June 2003, the gearing ratio of the Group, representing a ratio of total borrowings to total assets, was maintained at 11.4% (31 December 2002: 14.3%). Cash and bank deposits, as at 30 June 2003, amounted to approximately HK$216.2 million (31 December 2002: HK$210.6 million).

The Group obtained its source of fund through various means in order to maintain a balance between cost and risk. Apart from the fund generated from normal operations and the cash and bank deposits, the Group obtained financial resources from bank borrowings, finance lease obligations and loan from a minority investor which amounted to approximately HK$94.5 million (31 December 2002: HK$130.9 million), HK$0.2 million (31 December 2002: HK$0.2 million) and HK$4.2 million (31 December 2002: HK$3.3 million) respectively as at 30 June 2003.

The bank borrowings denominated in Renminbi ("RMB") were approximately RMB38.6 million (31 December 2002: RMB38.6 million) while the remaining balances were denominated in Hong Kong dollars. Except an approximately RMB28.6 million bank loan with fixed interest rate, all the Group's bank borrowings are on a floating rate basis.

Capital commitments of the Group are to be partly financed by bank borrowings.

FINANCIAL RISKS AND MANAGEMENT

The Group's strategies towards financial risk management include diversification of funding sources and extension of credit periods. For the period ended 30 June 2003, finance costs maintained at approximately HK$3.5 million (30 June 2002: HK$3.5 million).

The total borrowings of the Group as at 30 June 2003 amounted to approximately HK$98.9 million (31 December 2002: HK$134.4 million). The borrowings were repayable as follows:

	30 June 2003 (Unaudited) *HK$'000*	31 December 2002 (Audited) *HK$'000*
Within one year	98,861	134,364
In the second year	–	58
	98,861	134,422

EXPOSURE TO FLUCTUATION IN EXCHANGE RATES

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US dollars. Given that the exchange rates of Hong Kong dollar against RMB and US dollar are stable, no hedging or other alternative measures have been implemented by the Group. As at 30 June 2003, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

ii) *Polycrown*

Polycrown's turnover amounted to approximately HK$41.5 million during the period under review, representing an decrease of 6% as compared to the same period last year. The turnover consisted of a contribution of 98% from Hong Kong and 2% from China.

In view of the sluggish economic environment in Hong Kong, Polycrown participated in relatively few new tender projects. The majority of Polycrown's electrical and mechanical engineering projects have been completed. The Kwai Chung Container Port-Terminal 9 is the remaining major project on hand, with completion expected in mid 2005.

Polycrown's management has adopted a number of measures to reduce costs and to stabilise its operations during the first half of the year. Polycrown also stepped up its efforts in the collection of its accounts receivable to maintain cashflow for its daily operations. Nevertheless, the Group foresees that Polycrown still has to face a number of challenges in its near future operations.

iii) *Condo*

Although the outbreak of SARS in Hong Kong and China affected the progress of projects under construction, sales revenues from Condo posted an increase of 10% when comparing with the corresponding period in 2002, to approximately HK$9.3 million during the six months ended 30 June 2003. Losses decreased substantially as both gross and net profit margins have been improved.

Since two subsidiaries of Condo had failed to repay their debt, individual creditors took legal action against both companies by demanding winding-up of these companies. Despite the Group's continuous efforts to restructure these companies' debts, the said subsidiaries went into liquidation as agreement could not be reached with certain minority shareholders.

During the period, the management continues to maintain the operation of Condo by focusing on debt collections, strengthening supervision and control in order to carry out those existing projects, such as Tianjin Xinda Plaza and Shanghai German Centre projects on schedule.

3. **Property Development and Leasing**

The business mainly comprises Haitian Garden in Zhuhai, China, a residential complex under development, and ONFEM Tower in Hong Kong for leasing purpose. Revenues from the property development and leasing business for the six months ended 30 June 2003 amounted to approximately HK$5.6 million, representing a decline of 44% as compared to the previous year. These revenues accounted for 6% of the Group's total turnover (30 June 2002: 8%). During the period under review, a revaluation loss of approximately HK$17.4 million was recognised (30 June 2002: HK$10.0 million). This business therefore continued to post a widening loss, from approximately HK$5.9 million during the first half of 2002, to approximately HK$12.4 million this year.

i) *ONFEM Tower, 29 Wyndham Street, Central*

For the period ended 30 June 2003, the occupancy rate of ONFEM Tower was approximately 84%. The Group considers this occupancy rate encouraging under the current difficult market situation. The average rental charges and quality of tenants are satisfactory, with a number of tenants being multinational companies. ONFEM Tower, together with the Group's other investment properties, recorded a turnover of approximately HK$5.6 million, representing a surge of 12%. The Group adopted a series of measures to increase the value of ONFEM Tower, which included the appointment of a reputable property management company to offer professional property management advisory services, and the commencement of internal maintenance work for the property. The Group will continue to strengthen its management in ONFEM Tower to ensure a stable source of income.

ii) *Haitian Garden, Zhuhai, China*

Both substructure construction and inspection works for the project have been completed. Since the project is still under construction, it has not yet contributed any recognisable profits to the Group.

Considering the project's superior geographical locations and the favourable market environment that may be derived from the construction proposal of Hong Kong-Zhuhai-Macau Bridge(港珠澳大橋), the Group has revised the project design in order to offer luxury properties with its magnificent outlook, comprehensive facilities and panoramic sea view.

CHARGES ON GROUP ASSETS

As at 30 June 2003, the Group pledged certain investment properties and land and buildings with an aggregate carrying amount of approximately HK$190.4 million (31 December 2002: HK$206.4 million) as collateral for the Group's banking facilities. Besides, fixed deposits amounted to approximately HK$71.3 million (31 December 2002: HK$101.6 million) have been pledged by the Group as securities for general banking facilities and issuance of performance bonds. Certain inventories of the Group were held under trust receipt loan arrangements.

CONTINGENT LIABILITIES

Details of the contingent liabilities of the Company and the Group are set out in Note 8 to the accounts.

EMPLOYEES

As at 30 June 2003, the Group employed 445 staff (30 June 2002: 664 staff). The total remunerations and benefits of the Directors of the Company and staff for the period ended 30 June 2003 were approximately HK$19.5 million (30 June 2002: HK$37.4 million). The Group adopts a remuneration policy in line with market practice.

INFORMATION RELATING TO SHARE OPTION SCHEME

On 29 May 2003, the Company adopted a new share option scheme (the "New Scheme") which is in compliance with Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). No options have been granted under the New Scheme since its adoption. On the same day, the old share option scheme adopted by the Company on 30 September 1993 (the "Old Scheme") was terminated. There were no outstanding options granted under the Old Scheme.

Details of the New Scheme will be set out in the 2003 Interim Report of the Company.

AUDIT COMMITTEE

The audit committee of the Company currently includes three Independent Non-executive Directors namely, Mr. Selwyn Mar, Ms. Tam Wai Chu, Maria and Mr. Lam Chun, Daniel. Its principal duties include the review of the Group's financial information, assessing internal control and risk management procedures in place and monitoring internal and external audit coverage to ensure all key risk areas are considered. The audit committee has reviewed the unaudited interim condensed consolidated accounts for the six months ended 30 June 2003.

CODE OF BEST PRACTICE

The Directors of the Company are not aware of any information that would reasonably indicate that the Company is not, or was not for any part of the period during the six months ended 30 June 2003 in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules except that the Non-executive Directors of the Company are not appointed for specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2003, there was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries.

PUBLICATION OF DETAILED INTERIM RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed interim results announcement containing all the information in respect of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) in due course.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 19 September 2003

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

截至二零零三年六月三十日止六個月之中期業績公佈

未經審核中期業績

東方有色集團有限公司(「本公司」)董事會現呈列本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之未經審核簡明綜合業績，連同二零零二年同期之比較數字。簡明綜合中期賬目並未經審核，但已由本公司之審核委員會審閱。

簡明綜合損益表
截至二零零三年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
營業額	2	92,408	123,022
銷售成本		(70,101)	(107,839)
毛利		22,307	15,183
其他收入		4,623	6,612
分銷費用		(5,384)	(1,216)
行政費用		(39,430)	(63,620)
其他經營開支		(1,087)	(1,004)
重估投資物業之虧損		(17,390)	(10,000)
一間附屬公司清盤之收益		339	–
居間控股公司貸款撥備		–	(331)
經營虧損	3	(36,022)	(54,376)
財務成本		(3,469)	(3,502)
除稅前虧損		(39,491)	(57,878)
稅項	5	(146)	(1,000)
除稅後虧損		(39,637)	(58,878)
少數投資者權益		(779)	376
期內虧損淨額		(40,416)	(58,502)
每股基本虧損(港仙)	7	(5.23)	(7.58)

賬目附註

1 編製基準及會計政策

中期賬目乃根據由香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號：「中期財務報告」而編製。

編製未經審核簡明綜合賬目所採用之會計政策與二零零二年年度賬目所採用者一致，惟本集團其一會計政策已作更改，以符合由香港會計師公會頒佈之第12號(經修訂)「所得稅」會計實務準則，該會計準則於二零零三年一月一日或以後開始之會計期間生效。

於採納經修訂第12號會計實務準則時，遞延稅項按資產及負債之稅基與其賬面值之暫時差額以負債法作出全面撥備，並根據結算日或主要於結算日適用之稅率釐定。

遞延稅項資產之確認以日後可能產生動用暫時差額備抵之應課稅溢利之情況為限。

遞延稅項按投資附屬公司所產生之暫時差額作出撥備，惟暫時差額撥回之時間如可加以控制及暫時差額於可見之未來可能不會撥回者除外。

於過往年度，遞延稅項乃就應課稅溢利與賬目溢利之時差以當時稅率入賬，惟以負債或資產預計於可見之未來可償還或收回之情況為限。採納此項準則對過往會計期間之業績並無重大影響。因此，毋須就過往期間作出調整。

2 分類資料

(a) 業務分類

本集團業務包含下列主要業務分類：

建築及工程合約：[illegible]

5 稅項

由於本集團期內無估計應課稅溢利，故並無就香港利得稅作出撥備。海外稅項按期內之估計應課稅溢利以本集團經營所在國家之現行稅率計算。

在簡明綜合損益表扣除之稅項如下：

	截至六月三十日止六個月 二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
稅項包含：		
香港利得稅	–	–
海外稅項	146	1,000
	146	1,000

6 股息

本公司之董事議決不派發截至二零零三年六月三十日止六個月之中期股息(二零零二年六月三十日：無)。

7 每股虧損

每股基本虧損乃根據普通股股東應佔未經審核綜合虧損約40,416,000港元(二零零二年六月三十日：58,502,000港元)及期內已發行股份之加權平均數772,181,783股(二零零二年六月三十日：772,181,783股)而計算。

由於截至二零零三年六月三十日止六個月並無具攤薄潛力之普通股，故並無呈列每股攤薄虧損。

8 或然負債

於二零零三年六月三十日之或然負債如下：

(a) 本集團承諾解除一間銀行就本集團之建築合約而發出之履約保函所產生的承擔(倘有)約11,684,000港元(二零零二年十二月三十一日：15,840,000港元)。

(b) 本公司就若干附屬公司所獲數間銀行信貸而向銀行作出之尚未解除的公司擔保約106,900,000港元(二零零二年十二月三十一日：106,900,000港元)。

(c) 本集團已承諾及履行為香港及中國內地多個客戶完成電機工程項目。就該等項目，本集團可能就有關之應付稅款而產生潛在額外費用。由於無法可靠釐定潛在額外費用(倘有)，本集團並無作出有關撥備。

(d) 本集團面對遭第三者就工程合約索償約18,699,000港元(二零零二年十二月三十一日：12,440,000港元)之未完的訴訟，惟本集團並無作出有關撥備。

9 結算日後事項

於二零零三年九月八日，香港高等法院(「法院」)舉行押後聆訊，法院於同日分別向瑞和工程有限公司(「瑞和工程」)及瑞和工程(中國)有限公司(「瑞和中國」)(均為本公司擁有52%權益之附屬公司)頒佈清盤令。瑞和工程及瑞和中國獲授之兩筆銀行信貸(見本公司日期為二零零三年九月十一日有關債務重組建議之公佈)，其中未償還款項分別約5,000,000港元(即本公司於二零零三年四月一日向有關銀行債權人償還約45,833,000港元後之有關銀行貸款餘額)及7,000,000港元已分別全數由本集團之資產或現金存款抵押。瑞和工程及／或瑞和中國之清盤可能導致銀行變現抵押資產或現金存款，但預期不會對本集團之財務狀況造成任何重大不利影響。

管理層討論及分析

財務表現

回顧期內，東方有色集團有限公司(「本公司」)及其附屬公司(統稱「本集團」)之未經審核綜合營業額較去年同期下降25%，約達9,240萬港元，而股東應佔虧損則收窄31%，由去年同期約5,850萬港元，減少至本期間約4,040萬港元。

本集團已致力削減員工成本、提升整體邊際利潤及縮短收債期。目前，本集團主要從事三類主要業務，分別為製造及貿易、專業建築、地產發展及物業租賃。本集團將繼續開拓新的業務商機，以為未來開闢新收入來源。

業務分析

1. 製造及貿易

本分部主要從事製造及銷售兩大類產品，分別為工業油脂產品和門類及木製品。本分部之營業額約達2,830萬港元，較去年同期上升5%，佔綜合營業額31%(二零零二年六月三十日：22%)。期內業務轉虧為盈，

期內，管理層專注追收應收賬款、加強監管及控制，務求如期進行現有之項目，如：天津信達廣場及上海德國中心等項目，以繼續經營瑞和之業務。

3. 地產發展及物業租賃

此業務主要包括位於中國珠海之發展中住宅綜合大樓海天花園項目及供出租之用之香港東方有色大廈。於截至二零零三年六月三十日止六個月，地產發展及物業出租業務之收益約達560萬港元，較去年下降44%。該等收益佔本集團之總營業額6%(二零零二年六月三十日：8%)。於回顧期內，已確認之重估虧損約1,740萬港元(二零零二年六月三十日：約1,000萬港元)。因此，該項業務虧損持續擴大，由二零零二年上半年約590萬港元擴大至本年度同期約1,240萬港元。

i) 香港中環雲咸街29號東方有色大廈

截至二零零三年六月三十日止期間，東方有色大廈之出租率約為84%。本集團認為，以目前疲弱之市況而言，出租率已屬不俗，而平均租金及租客質素方面亦十分理想，租客當中部份為跨國企業。本集團於東方有色大廈及其他投資物業錄得營業額約560萬港元，增加12%。本集團採取了一系列措施以提高東方有色大廈之價值，當中包括聘請一間知名物業管理公司提供專業物業管理顧問服務及展開該物業之內部維修工程。本集團將繼續鞏固東方有色大廈之管理，確保租金收入穩定。

ii) 中國珠海海天花園

此項目之地面以下結構工程及驗收工作均已完成。由於此項目仍處於施工階段，故暫未能為本集團帶來利潤。

有見港珠澳大橋建築計劃可造就該項目地理位置更趨優越及令市況向好，本集團已修改項目之設計，以提供外表亮麗、設施齊備及景觀一流之全海景豪宅。

未來展望

本公司之董事深信於非典型肺炎爆發期間積聚之市場需求將會在第三季再度釋放。製造及貿易業務之表現亦將會向好。有見及此，本集團將進一步提升工業油脂產品分部之競爭力。此外，本集團預期港珠澳大橋之興建將會有利於海天花園項目之發展。

展望未來，本集團預期營商環境將有所改善，前景會更明朗。本集團將會憑藉其在中國內地之競爭優勢，把握二零零八年北京奧運會、二零一零年上海世界博覽會以及興建港珠澳大橋所帶來之良機。董事會喜見虧損已下降。

本集團將會進一步強化其公司管治、繼續重組其業務及提升營運效率。

流動資金及財務資源

於二零零三年六月三十日，本集團之資本與負債比率(指借款總額與資產總值之比率)維持於11.4%(二零零二年十二月三十一日：14.3%)。現金及銀行存款於二零零三年六月三十日約為21,620萬港元(二零零二年十二月三十一日：21,060萬港元)。

本集團透過各種方式獲得資金來源，以維持成本與其風險之間的平衡。於二零零三年六月三十日，除來自一般營運之資金、現金及銀行存款外，本集團亦透過銀行借款、財務租賃承擔及少數投資者貸款分別約9,450萬港元(二零零二年十二月三十一日：13,090萬港元)、20萬港元(二零零二年十二月三十一日：20萬港元)及420萬港元(二零零二年十二月三十一日：330萬港元)而獲得財務資源。

以人民幣列值之銀行借款約為3,860萬元人民幣(二零零二年十二月三十一日：3,860萬元人民幣)，餘下之銀行借款乃以港元列值。除一筆約2,860萬元人民幣按固定利率計息之銀行借款外，本集團之所有銀行借款乃按浮動利率計息。

本集團之資本承擔將由銀行借款提供部分資金。

財務風險及管理

製造及貿易： 石油、化工產品、木門及防火材料製造及貿易。

物業租賃： 從出租物業賺取租金收入，並自物業升值中獲取收益。

物業發展： 發展住宅及商用物業。

證券投資及買賣： 買賣及投資證券。

業務單位間之銷售額按當時市價計算。

本集團於期內按業務劃分之收入及業績分析如下：

截至六月三十日止六個月

	建築及工程合約		製造及貿易		物業租賃		物業發展		證券投資及買賣		抵銷項目		綜合	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	(未經審核)		(未經審核)		(未經審核)		(未經審核)		(未經審核)		(未經審核)		(未經審核)	
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
收入														
對外客戶銷售	54,825	85,971	28,344	27,018	5,622	5,817	–	5,016	3,617	–	–	–	92,408	123,022
業務單位間之銷售	–	–	1,069	21,668	–	–	–	–	–	–	(1,069)	(21,668)	–	–
	54,825	85,971	29,413	48,686	5,622	5,817	–	5,016	3,617	–	(1,069)	(21,668)	92,408	123,022
業績														
分類業績	(18,274)	(33,216)	343	(5,760)	(13,725)	(6,401)	310	479	5,266	334	–	–	(25,080)	(47,005)
未分配之企業開支淨額													(10,942)	(7,371)
經營虧損													(36,022)	(54,376)
融資成本													(3,469)	(3,502)
稅項													(146)	(1,000)
少數股東權益													(779)	376
股東應佔虧損													(40,416)	(58,502)

(b) 地區分類

本集團業務遍佈全球，但主要在四個經濟區域經營。香港及澳門及中華人民共和國（除香港及澳門外）（「中國內地」）乃本集團全部業務之主要市場；另有小部份收入來自澳洲及其他東南亞國家。

分類營業額按客戶之地區分類。

截至六月三十日止六個月

	香港及澳門		中國內地		澳洲		東南亞國家		總額	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	(未經審核)		(未經審核)		(未經審核)		(未經審核)		(未經審核)	
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額	59,250	76,100	33,000	41,723	–	5,016	158	183	92,408	123,022
經營虧損(溢利)	27,125	22,710	9,621	32,173	(706)	(479)	(18)	(28)	36,022	54,376

3. 經營虧損

經營虧損已扣除（計入）以下各項：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	千港元	千港元
折舊：		
已擁有物業、廠房及設備	1,458	2,239
租賃物業、廠房及設備	83	129
出售物業、廠房及設備虧損（收益）	40	(1,103)
附屬公司清盤費用撥備	4,877	–
經營租賃租金	1,681	1,617
呆壞賬撥備	2,143	9,371
匯兌收益	(5,669)	(3,153)
重估買賣證券之未變現收益	(1,802)	(656)
投資物業之租金及管理費總收入	(5,622)	(5,017)

4. 員工成本

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	千港元	千港元
包括本公司董事之酬金：		
薪酬及工資	18,841	34,600
退休金成本 — 定額供款計劃	745	862
長期服務金（撥備撥回）撥備	(39)	1,903
	19,547	37,365

員工成本減少之主要原因為瑞和（定義見下文）及多利加（定義見下文）之業務規模縮減導致員工人數減少。

i) *工業油脂產品*

回顧期內，此分部之營業額較二零零二年同期下降2%，營業額81%來自中國內地及18%來自香港，其餘則來自東南亞市場。由於非典型肺炎事件影響中國內地、香港、東南亞以至全球的經濟活動，使期內之經營環境較去年困難。上述負面因素令不少商家延遲或取消訂單，以致營業額有所下降。

期內，本集團已完成整固其銷售架構，並加強其與主要客戶之關係及吸納更多新客戶及潛在客戶。在新產品開發方面，有見於在非典型肺炎肆虐期間清潔用品之市場需求大增，本集團把握機會成功推出一系列清潔用品。在年內，本集團亦取得美國頂級金屬加工潤滑油Hangsterfer's（亨特氏）及英國Chemence旗下Rite-Lok（威樂）膠水全線產品在香港、澳門及中國內地之分銷權，加強本集團在高檔金屬加工產品市場的競爭力。本集團亦正積極尋求與供應商合作之機會，共同開發優質新產品，以達致更佳之成本效益及提升效率。

於二零零三年下半年，本集團將集中推廣新產品，並透過參加中國東莞、上海以及泰國之工業產品展覽會進一步建立品牌。本集團預期，隨著華南地區之製造業逐漸復甦，本分部之表現將逐漸回穩。

ii) *門類及木製品*

本分部於期內之營業額約為420萬港元，較去年同期上升77%，來自中國內地及香港之營業額分別佔其中77%及23%。因應中國之門類產品市場需求，本集團現正重組此分部，以門類產品為其主要產品，並以一系列木製品為其第二產品線。

回顧期內，本集團取得兩份主要合約，即承接上海世茂濱江花園第二期（其為目前中國內地最高之住宅群樓）及深圳擎天華庭（其為深圳最高之住宅樓宇）之防火防盜門之供應及安裝工程。投得兩份合約，再加上於中國主要建材超市設點銷售「百閘」門，標誌著「百閘」門已成為中國內地知名品牌之一，而本集團亦正將其業務由項目主導模式擴展至零售主導模式。

2. 專業建築

專業建築分部是本集團重要的收入來源，由三家附屬集團，即銀豐集團（「銀豐」）、多利加集團（「多利加」）及瑞和集團（「瑞和」）經營。本分部之銷售收入約為5,480萬港元，較去年同期下降36%，而本業務之銷售收入對本集團總營業額之貢獻亦由二零零二年上半年之70%，下降至本年同期之59%。然而，此業務之分類虧損亦由約3,570萬港元，收窄至本年約1,830萬港元，主要由於工程撥備及員工成本減少所致。期內，本集團重新調配資源，以確保在建工程項目能順利完成及個別附屬公司之重組可同時進行。

i) *銀豐*

銀豐於此業務之收入主要來自香港地區。銀豐自二零零二年開始承接的多項建築及環保工程預期將於二零零三年年底完成，當中包括香港西鐵天水圍站環保消音噴塗工程。受到非典型肺炎的影響，多項工程之營運受到不同程度之影響。競爭對手降價爭客，導致營業額減少。因此，銀豐在回顧期內於此分部之營業額較去年同期下降88%至約400萬港元。

本集團積極開拓多項相關業務，如環保建材及工程項目。除了針對既定的目標市場外，銀豐亦已在北京、上海、深圳及廣州建立了銷售網絡，以擴大市場覆蓋面。

ii) *多利加*

於回顧期內，多利加之營業額較去年同期下降6%至約4,150萬港元，其中98%來自香港而2%則來自中國內地。

鑒於香港經濟持續不振，多利加新投標之工程項目亦相對較少。多利加大部份的機電工程項目經已完成，現時手頭上餘下之主要工程項目為葵涌九號貨櫃碼頭，預計將於二零零五年中完工。

多利加之管理層已於本年上半年採取多項措施，以降低成本及穩定經營。多利加亦加緊追收應收賬款以維持其日常運作之流動現金。然而，本集團預期多利加之營運在短期內仍須面對多項挑戰。

iii) *瑞和*

儘管中港兩地爆發之非典型肺炎導致在建工程進度受阻，但瑞和於截至二零零三年六月三十日止六個月之銷售收入仍增至約930萬港元，較二零零二年同期上升10%。虧損大幅下跌，原因為毛利率及純利率均有所改善。

由於瑞和之兩間附屬公司無法償還其債務，導致個別債權人向該兩間公司採取法律行動，要求該兩間公司清盤。儘管本集團不斷努力重組該等公司之債務，但前述附屬公司因未能與若干少數股東達成協議而被清盤。

二零零三年六月三十日止期間，財務費用維持約350萬港元（二零零二年六月三十日：350萬港元）。

本集團於二零零三年六月三十日之借款總額約為9,890萬港元（二零零二年十二月三十一日：13,440萬港元）。借款須於下列期間償還：

	二零零三年六月三十日	二零零二年十二月三十一日
	(未經審核)	(經審核)
	千港元	千港元
一年內	98,861	134,364
第二年內	–	58
	98,861	134,422

匯率浮動風險

本集團大部份交易均以港元、人民幣及美元列值。鑑於港元兌人民幣及美元之匯率一直保持穩定，故本集團並無採取任何對沖風險或其他措施。於二零零三年六月三十日，本集團並無面臨任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

截至二零零三年六月三十日，本集團抵押若干投資物業、土地及樓宇，賬面值共約19,040萬港元（二零零二年十二月三十一日：20,640萬港元），作為本集團銀行信貸之抵押品。此外，本集團抵押約7,130萬港元（二零零二年十二月三十一日：10,160萬港元）之定期存款，作為一般銀行信貸及發行履約保函之抵押品。本集團若干存貨乃以信托收據借款安排持有。

或然負債

本公司及本集團之或然負債詳情列載於賬目附註8內。

僱員

於二零零三年六月三十日，本集團共聘用445名僱員（二零零二年六月三十日：664名僱員）。截至二零零三年六月三十日期間，本公司之董事及僱員之酬金及福利總額約為1,950萬港元（二零零二年六月三十日：3,740萬港元）。本集團之薪酬政策與市場慣例一致。

有關購股權計劃之資料

於二零零三年五月二十九日，本公司採納一項符合香港聯合交易所有限公司證券上市規則（「上市規則」）第17章之規定之新購股權計劃（「新計劃」）。自新計劃採納以來，概無據此授出購股權。同日，本公司於一九九三年九月三十日採納之舊購股權計劃（「舊計劃」）已告終止。沒有根據舊計劃授出而尚未行使之購股權。

新計劃之詳情載於本公司二零零三年中期報告內。

審核委員會

本公司審核委員會目前成員包括三名獨立非執行董事，即：馬紹援先生、譚惠珠小姐及林濬先生。審核委員會之主要職責包括審核本集團財務資料、評估現行內部監控和風險管理程序，以及監督內部及外聘審計範圍，確保已考慮所有重要風險事項。審核委員會已審閱截至二零零三年六月三十日止六個月之未經審核簡明綜合中期賬目。

最佳應用守則

就本公司董事所知，並無任何資料足以合理地顯示本公司目前或曾於截至二零零三年六月三十日止六個月期間任何時間違反上市規則附錄14所載之最佳應用守則，惟本公司之非執行董事並無明確任期，但須根據本公司之公司細則於本公司之股東週年大會上輪值退任及重選連任。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於截至二零零三年六月三十日止六個月期間概無購買、出售或贖回本公司之上市證券。

於聯交所網站刊登詳盡中期業績公佈

載有所有本公司就上市規則附錄十六第46(1)至46(6)段所規定的資料之詳盡中期業績公佈將盡快登載於香港聯合交易所有限公司之網頁（http://www.hkex.com.hk）。

承董事會命
董事總經理
王幸東

香港，二零零三年九月十九日

* 僅供識別



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

截至二零零三年六月三十日止六個月之中期業績公佈

未經審核中期業績

東方有色集團有限公司(「本公司」)董事會提呈列本公司及其附屬公司(「本集團」)截至二零零三年六月三十日止六個月之未經審核簡明綜合業績，連同二零零二年同期之比較數字。簡明綜合中期賬目並未經審核，但已由本公司之審核委員會審閱。

簡明綜合損益表
截至二零零三年六月三十日止六個月

	附註	截至六月三十日止六個月 二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
營業額	2	92,408	123,022
銷售成本		(70,101)	(107,839)
毛利		22,307	15,183
其他收入		4,623	6,612
分銷費用		(5,384)	(1,216)
行政費用		(39,430)	(63,620)
其他經營開支		(1,087)	(1,004)
重估投資物業之虧損		(17,390)	(10,000)
一間附屬公司清盤之收益		339	–
居間控股公司貸款撥備		–	(331)
經營虧損	3	(36,022)	(54,376)
財務成本		(3,469)	(3,502)
除稅前虧損		(39,491)	(57,878)
稅項	5	(146)	(1,000)
除稅後虧損		(39,637)	(58,878)
少數投資者權益		(779)	376
期內虧損淨額		(40,416)	(58,502)
每股基本虧損(港仙)	7	(5.23)	(7.58)

賬目附註

1 編製基準及會計政策

中期賬目乃根據由香港會計師公會頒佈之會計實務準則(「會計實務準則」)第25號：「中期財務報告」而編製。

編製未經審核簡明綜合賬目所採用之會計政策與二零零二年年度賬目所採用者一致，惟本集團其一會計政策已作更改，以符合由香港會計師公會頒佈之第12號(經修訂)「所得稅」會計實務準則，該會計準則於二零零三年一月一日或以後開始之會計期間生效。

於採納經修訂第12號會計實務準則時，遞延稅項按資產及負債之稅基與其賬面值之暫時差額以負債法作出全面撥備，並根據結算日或主要於結算日適用之稅率釐定。

遞延稅項資產之確認以日後可能產生動用暫時差額備抵之應課稅溢利之情況為限。

遞延稅項按投資附屬公司所產生之暫時差額作出撥備，惟暫時差額撥回之時間如可加以控制及暫時差額於可見之未來可能不會撥回者除外。

於過往年度，遞延稅項乃就應課稅溢利與賬目溢利之時差以當時稅率入賬，惟以負債或資產預計於可見之未來可償還或收回之情況為限。採納此項準則對過往會計期間之業績並無重大影響。因此，毋須就過往期間作出調整。

2 分類資料

(a) 業務分類

本集團業務包含下列主要業務分類：

5 稅項

由於本集團期內無估計應課稅溢利，故並無就香港利得稅作出撥備。海外稅項按期內之估計應課稅溢利以本集團經營所在國家之現行稅率計算。

在簡明綜合損益表扣除之稅項如下：

	截至六月三十日止六個月 二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
稅項包含：		
香港利得稅	–	–
海外稅項	146	1,000
	146	1,000

6 股息

本公司之董事議決不派發截至二零零三年六月三十日止六個月之中期股息(二零零二年六月三十日：無)。

7 每股虧損

每股基本虧損乃根據普通股股東應佔未經審核綜合虧損約40,416,000港元(二零零二年六月三十日：58,502,000港元)及期內已發行股份之加權平均數772,181,783股(二零零二年六月三十日：772,181,783股)而計算。

由於截至二零零三年六月三十日止六個月並無具攤薄潛力之普通股，故並無呈列每股攤薄虧損。

8 或然負債

於二零零三年六月三十日之或然負債如下：

(a) 本集團承諾解除一間銀行就本集團之建築合約而發出之履約保函所產生的承擔(倘有)約11,684,000港元(二零零二年十二月三十一日：15,840,000港元)。

(b) 本公司就若干附屬公司所獲數間銀行信貸而向銀行作出之尚未解除的公司擔保約106,900,000港元(二零零二年十二月三十一日：106,900,000港元)。

(c) 本集團已承諾及履行為香港及中國內地多個客戶完成電機工程項目。就該等項目，本集團可能就有關之應付役款而產生潛在額外費用。由於無法可靠釐定潛在額外費用(倘有)，本集團並無作出有關撥備。

(d) 本集團面對遭第三者就工程合約索償約18,699,000港元(二零零二年十二月三十一日：12,440,000港元)之未完的訴訟，惟本集團並無作出有關撥備。

9 結算日後事項

於二零零三年九月八日，香港高等法院(「法院」)舉行押後聆訊，法院於同日分別向瑞和工程有限公司(「瑞和工程」)及瑞和工程(中國)有限公司(「瑞和中國」)(均為本公司擁有52%權益之附屬公司)頒佈清盤令。瑞和工程及瑞和中國獲授之兩筆銀行信貸(見本公司日期為二零零三年九月十一日有關債務重組建議之公佈)，其中未償還款項分別約5,000,000港元(即本公司於二零零三年四月一日向有關銀行債權人償還約45,833,000港元後之有關銀行貸款餘額)及7,000,000港元已分別全數由本集團之資產或現金存款抵押。瑞和工程及／或瑞和中國之清盤可能導致銀行變現抵押資產或現金存款，但預期不會對本集團之財務狀況造成任何重大不利影響。

管理層討論及分析

財務表現

回顧期內，東方有色集團有限公司(「本公司」)及其附屬公司(統稱「本集團」)之未經審核綜合營業額較去年同期下降25%，約達9,240萬港元，而股東應佔虧損則收窄31%，由去年同期約5,850萬港元，減少至本期間約4,040萬港元。

本集團已致力削減員工成本、提升整體邊際利潤及縮短收債期。目前，本集團主要從事三類主要業務，分別為製造及貿易、專業建築、地產發展及物業租賃。本集團將繼續開拓新的業務商機，以為未來開闢新收入來源。

業務分析

1. 製造及貿易

本分部主要從事製造及銷售兩大類產品，分別為工業油脂產品和門類及木製品。本分部之營業額約達2,830萬港元，較去年同期上升5%，佔綜合營業額31%(二零零二年六月三十日：22%)。期內業務轉虧為盈，期內，管理層專注追收應收賬款、加強監管及控制，務求如期進行現有之項目，如：天津信達廣場及上海德國中心等項目，以繼續經營瑞和之業務。

3. 地產發展及物業租賃

此業務主要包括位於中國珠海之發展中住宅綜合大樓海天花園項目及供出租之用之香港東方有色大廈。於截至二零零三年六月三十日止六個月，地產發展及物業出租業務之收益約達560萬港元，較去年下降44%。該等收益佔本集團之總營業額6%(二零零二年六月三十日：8%)。於回顧期內，已確認之重估虧損約1,740萬港元(二零零二年六月三十日：約1,000萬港元)。因此，該項業務虧損持續擴大，由二零零二年上半年約590萬港元擴大至本年度同期約1,240萬港元。

i) 香港中環蘇威街29號東方有色大廈

截至二零零三年六月三十日止期間，東方有色大廈之出租率約為84%。本集團認為，以目前疲弱之市況而言，出租率已屬不俗，而平均租金及租客質素方面亦十分理想，租客當中部份為跨國企業。本集團於東方有色大廈及其他投資物業錄得營業額約560萬港元，增加12%。本集團採取了一系列措施以提高東方有色大廈之價值，當中包括聘請一間知名物業管理公司提供專業物業管理顧問服務及展開該物業之內部維修工程。本集團將繼續鞏固東方有色大廈之管理，確保租金收入穩定。

ii) 中國珠海海天花園

此項目之地面以下結構工程及驗收工作均已完成。由於此項目仍處於施工階段，故暫未能為本集團帶來利潤。

有見港珠澳大橋建築計劃可造就該項目地理位置更趨優越及令市況向好，本集團已修改項目之設計，以提供外表亮麗、設施齊備及景觀一流之全海景豪宅。

未來展望

本公司之董事深信於非典型肺炎爆發期間積聚之市場需求將會在第三季再度釋放。製造及貿易業務之表現亦將會向好。有見及此，本集團將進一步提升工業油脂產品分部之競爭力。此外，本集團預期港珠澳大橋之興建將會有利於海天花園項目之發展。

展望未來，本集團預期營商環境將有所改善，前景會更明朗。本集團將會憑藉其在中國內地之競爭優勢，把握二零零八年北京奧運會、二零一零年上海世界博覽會以及興建港珠澳大橋所帶來之良機。董事會喜見虧損已下降。

本集團將會進一步強化其公司管治、繼續重組其業務及提升營運效率。

流動資金及財務資源

於二零零三年六月三十日，本集團之資本與負債比率(指借款總額與資產總值之比率)維持於11.4%(二零零二年十二月三十一日：14.3%)。現金及銀行存款於二零零三年六月三十日約為21,620萬港元(二零零二年十二月三十一日：21,060萬港元)。

本集團透過各種方式獲得資金來源，以維持成本與其風險之間的平衡。於二零零三年六月三十日，除來自一般營運之資金、現金及銀行存款外，本集團亦透過銀行借款、財務租賃承擔及少數投資者貸款分別約9,450萬港元(二零零二年十二月三十一日：13,090萬港元)、20萬港元(二零零二年十二月三十一日：20萬港元)及420萬港元(二零零二年十二月三十一日：330萬港元)而獲得財務資源。

以人民幣列值之銀行借款約為3,860萬元人民幣(二零零二年十二月三十一日：3,860萬元人民幣)，餘下之銀行借款乃以港元列值。除一筆約2,860萬元人民幣按固定利率計息之銀行借款外，本集團之所有銀行借款乃按浮動利率計息。

本集團之資本承擔將由銀行借款提供部分資金。

財務風險及管理

11

(a) 業務分類

本集團業務包含下列主要業務分類：

建築及工程合約：	幕牆及鋁窗設計及安裝，以及與機電及機械工程有關之建築工程及其他工程承接業務。
製造及貿易：	石油、化工產品、木門及防火材料製造及貿易。
物業租賃：	從出租物業賺取租金收入，並自物業升值中獲取收益。
物業發展：	發展住宅及商用物業。
證券投資及買賣：	買賣及投資證券。

業務單位間之銷售額按當時市價計算。

本集團於期內按業務劃分之收入及業績分析如下：

截至六月三十日止六個月

	建築及工程合約 二零零三年 (未經審核) 千港元	二零零二年 千港元	製造及貿易 二零零三年 (未經審核) 千港元	二零零二年 千港元	物業租賃 二零零三年 (未經審核) 千港元	二零零二年 千港元	物業發展 二零零三年 (未經審核) 千港元	二零零二年 千港元	證券投資及買賣 二零零三年 (未經審核) 千港元	二零零二年 千港元	業務對銷 二零零三年 (未經審核) 千港元	二零零二年 千港元	綜合 二零零三年 (未經審核) 千港元	二零零二年 千港元
收入														
對外客戶銷售	54,825	85,971	28,344	27,018	5,622	5,017	–	5,016	3,617	–	–	–	92,408	123,022
業務單位間之銷售	–	–	1,069	21,661	–	–	–	–	–	–	(1,069)	(21,661)	–	–
	54,825	85,971	29,413	48,679	5,622	5,017	–	5,016	3,617	–	(1,069)	(21,661)	92,408	123,022
業績														
分類業績	(18,214)	(35,716)	343	(5,708)	(12,725)	(6,401)	310	479	5,266	334	–	–	(25,080)	(47,005)
未分配之企業開支淨額													(10,942)	(7,371)
經營虧損													(36,022)	(54,376)
融資成本													(3,469)	(3,502)
稅項													(146)	(1,000)
少數股東權益													(779)	576
股東應佔虧損													(40,416)	(58,302)

(b) 地區分類

本集團業務遍佈全球，但主要在四個經濟區域經營。香港及澳門及中華人民共和國(除香港及澳門外)(「中國內地」)乃本集團全部業務之主要市場；另有小部份收入來自澳洲及其他東南亞國家。

分類營業額按客戶之地區分類。

截至六月三十日止六個月

	香港及澳門 二零零三年 (未經審核) 千港元	二零零二年 千港元	中國內地 二零零三年 (未經審核) 千港元	二零零二年 千港元	澳洲 二零零三年 (未經審核) 千港元	二零零二年 千港元	東南亞國家 二零零三年 (未經審核) 千港元	二零零二年 千港元	總額 二零零三年 (未經審核) 千港元	二零零二年 千港元
營業額	59,250	76,100	33,000	41,723	–	5,016	158	183	92,408	123,022
經營虧損(溢利)	27,125	22,710	9,621	32,173	(706)	(479)	(18)	(28)	36,022	54,376

3 經營虧損

經營虧損已扣除(計入)以下各項：

	截至六月三十日止六個月 二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
折舊：		
已擁有物業、廠房及設備	1,458	2,239
租賃物業、廠房及設備	83	129
出售物業、廠房及設備虧損(收益)	40	(1,103)
附屬公司清盤費用撥備	4,877	–
經營租賃租金	1,681	1,617
呆壞賬撥備	2,143	9,371
匯兌收益	(5,669)	(3,153)
重估買賣證券之未變現收益	(1,802)	(656)
投資物業之租金及管理費總收入	(5,622)	(5,017)

4 員工成本

	截至六月三十日止六個月 二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
包括本公司董事之酬金：		
薪酬及工資	18,841	34,600
退休金成本 — 定額供款計劃	745	862
長期服務金(撥備撥回)撥備	(39)	1,903
	19,547	37,365

員工成本減少之主要原因為瑞和(定義見下文)及多利加(定義見下文)之業務規模縮減導致員工人數減少。

本分部主要從事製造及銷售兩大類產品，分別為工業油脂產品和門類及木製品。本分部之營業額約達2,830萬港元，較去年同期上升5%，佔綜合營業額31%(二零零二年六月三十日：22%)。期內業務轉虧為盈，由二零零二年上半年虧損約570萬港元，轉至本年度同期溢利約30萬港元。

i) *工業油脂產品*

回顧期內，此分部之營業額較二零零二年同期下降2%，營業額81%來自中國內地及18%來自香港，其餘則來自東南亞市場。由於非典型肺炎事件影響中國內地、香港、東南亞以至全球的經濟活動，使期內之經營環境較去年困難。上述負面因素令不少商家延遲或取消訂單，以致營業額有所下降。

期內，本集團已完成鞏固其銷售架構，更加強其與主要客戶之關係及吸納更多新客戶及潛在客戶。在新產品開發方面，有見於在非典型肺炎肆虐期間清潔用品之市場需求大增，本集團把握機會成功推出一系列清潔用品。在年內，本集團亦取得美國頂級金屬加工潤滑油Hangsterfer's(亨特氏)及英國Chemence旗下Rite-Lok(威樂)膠水全線產品在香港、澳門及中國內地之分銷權，加強本集團在高檔金屬加工產品市場的競爭力。本集團亦正積極尋求與供應商合作之機會，共同開發優質新產品，以達致更佳之成本效益及提升效率。

於二零零三年下半年，本集團將集中推廣新產品，並透過參加中國東莞、上海以及泰國之工業產品展覽會進一步建立品牌。本集團預期，隨著華南地區之製造業逐漸復甦，本分部之表現將逐漸回穩。

ii) *門類及木製品*

本分部於期內之營業額約為420萬港元，較去年同期上升77%，來自中國內地及香港之營業額分別佔其中77%及23%。因應中國之門類產品市場需求，本集團現正重組此分部，以門類產品為其主要產品，並以一系列木製品為其第二產品線。

回顧期內，本集團取得兩份主要合約，即承接上海世茂濱江花園第二期(其為目前中國內地最高之住宅群樓)及深圳擎天華庭(其為深圳最高之住宅樓宇)之防火防盜門之供應及安裝工程。投得兩份合約，再加上於中國主要建材超市設點銷售「百開」門，標誌著「百開」門已成為中國內地知名品牌之一，而本集團亦正將其業務由項目主導模式擴展至零售主導模式。

2. 專業建築

專業建築分部是本集團重要的收入來源，由三家附屬集團，即銀豐集團(「銀豐」)、多利加集團(「多利加」)及瑞和集團(「瑞和」)經營。本分部之銷售收入約為5,480萬港元，較去年同期下降36%，而本業務之銷售收入對本集團總營業額之貢獻亦由二零零二年上半年之70%，下降至本年同期之59%。然而，此業務之分類虧損亦由約3,570萬港元，收窄至本年約1,830萬港元，主要由於工程撥備及員工成本減少所致。期內，本集團重新調配資源，以確保在建工程項目能順利完成及個別附屬公司之重組可同時進行。

i) *銀豐*

銀豐於此業務之收入主要來自香港地區。銀豐自二零零二年開始承接的多項建築及環保工程預期將於二零零三年年底完成，當中包括香港西鐵天水圍站環保消音噴塗工程。受到非典型肺炎的影響，多項工程之營運受到不同程度之影響。競爭對手降價爭客，導致營業額減少。因此，銀豐在回顧期內於此分部之營業額較去年同期下降88%至約400萬港元。

本集團積極開拓多項相關業務，如環保建材及工程項目。除了針對既定的目標市場外，銀豐亦已在北京、上海、深圳及廣州建立了銷售網絡，以擴大市場覆蓋面。

ii) *多利加*

於回顧期內，多利加之營業額較去年同期下降6%至約4,150萬港元，其中98%來自香港而2%則來自中國內地。

鑒於香港經濟持續不振，多利加新投得之工程項目亦相對較少。多利加大部份的機電工程項目經已完成，現時手頭上餘下之主要工程項目為葵涌九號貨櫃碼頭，預計將於二零零五年中完工。

多利加之管理層已於本年上半年採取多項措施，以降低成本及穩定經營。多利加亦加緊追收應收賬款以維持其日常運作之流動現金。然而，本集團預期多利加之營運在短期內仍須面對多項挑戰。

iii) *瑞和*

儘管中港兩地爆發之非典型肺炎導致在建工程進度受阻，但瑞和於截至二零零三年六月三十日止六個月之銷售收入仍增至約930萬港元，較二零零二年同期上升10%。虧損大幅下跌，原因為毛利率及純利率均有所改善。

由於瑞和之兩間附屬公司無法償還其債務，導致個別債權人向該兩間公司採取法律行動，要求該兩間公司清盤。儘管本集團不斷努力重組該等公司之債務，但前述附屬公司因未能與若干少數股東達成協議而被清盤。

利率計息。

本集團之資本承擔將由銀行借款提供部分資金。

財務風險及管理

本集團對財務風險管理之策略包括資金來源多元化及延長信貸期限。截至二零零三年六月三十日止期間，財務費用維持約350萬港元(二零零二年六月三十日：350萬港元)。

本集團於二零零三年六月三十日之借款總額約為9,890萬港元(二零零二年十二月三十一日：13,440萬港元)。借款須於下列期間償還：

	二零零三年 六月三十日 (未經審核) 千港元	二零零二年 十二月三十一日 (經審核) 千港元
一年內	98,861	134,364
第二年內	–	58
	98,861	134,422

匯率浮動風險

本集團大部份交易均以港元、人民幣及美元列值。鑑於港元兌人民幣及美元之匯率一直保持穩定，故本集團並無採取任何對沖風險或其他措施。於二零零三年六月三十日，本集團並無面臨任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

截至二零零三年六月三十日，本集團抵押若干投資物業、土地及樓宇，賬面值共約19,040萬港元(二零零二年十二月三十一日：20,640萬港元)，作為本集團銀行信貸之抵押品。此外，本集團抵押約7,130萬港元(二零零二年十二月三十一日：10,160萬港元)之定期存款，作為一般銀行信貸及履行履約保函之抵押品。本集團若干存貨乃以信托收據借款安排持有。

或然負債

本公司及本集團之或然負債詳情列載於賬目附註8內。

僱員

於二零零三年六月三十日，本集團共聘用445名僱員(二零零二年六月三十日：664名僱員)。截至二零零三年六月三十日期間，本公司之董事及僱員之酬金及福利總額約為1,950萬港元(二零零二年六月三十日：3,740萬港元)。本集團之薪酬政策與市場慣例一致。

有關購股權計劃之資料

於二零零三年五月二十九日，本公司採納一項符合香港聯合交易所有限公司證券上市規則(「上市規則」)第17章之規定之新購股權計劃(「新計劃」)。自新計劃採納以來，概無據此授出購股權。同日，本公司於一九九三年九月三十日採納之舊購股權計劃(「舊計劃」)已告終止。沒有根據舊計劃授出而尚未行使之購股權。

新計劃之詳情載於本公司二零零三年中期報告內。

審核委員會

本公司審核委員會目前成員包括三名獨立非執行董事，即：馬紹援先生、譚惠珠小姐及林澔先生。審核委員會之主要職責包括審核本集團財務資料、評估現行內部監控和風險管理程序，以及監督內部及外聘審計範圍，確保已考慮所有重要風險事項。審核委員會已審閱截至二零零三年六月三十日止六個月之未經審核簡明綜合中期賬目。

最佳應用守則

就本公司董事所知，並無任何資料足以合理地顯示本公司目前或曾於截至二零零三年六月三十日止六個月期間任何時間違反上市規則附錄14所載之最佳應用守則，惟本公司之非執行董事並無明確任期，但須根據本公司之公司細則於本公司之股東週年大會上輪值退任及重選連任。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於截至二零零三年六月三十日止六個月期間概無購買、出售或贖回本公司之上市證券。

於聯交所網站刊登詳盡中期業績公佈

載有所有本公司就上市規則附錄十六第46(1)至46(6)段所規定的資料之詳盡中期業績公佈將盡快登載於香港聯合交易所有限公司之網頁(http://www.hkex.com.hk)。

承董事會命
董事總經理
王幸東

香港，二零零三年九月十九日

* 僅供識別